Exhibit 99.1

Stolt Offshore S.A.

Stolt Offshore S.A. Receives Second Request from US Department of Justice

Regarding Sale of Certain Assets to Cal Dive

London, England – May 31, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today confirmed it has received from the U.S. Department of Justice a request for additional information in connection with the pending sale of the Inspection, Maintenance and Repair (IMR) and Conventional assets, that form part of its North America and Mexico (NAMEX) business, to Cal Dive.

The same request has been received by Cal Dive and Stolt Offshore is co-operating and co-ordinating with Cal Dive to respond fully and promptly. The effect of the second request is to extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act until 30 days after Stolt Offshore and Cal Dive have substantially complied with the request, unless that period is extended voluntarily by the parties or is terminated sooner by the Department of Justice.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

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Forward-Looking Statements: Certain statements made in this press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”, “will”, “should”, “seek”, and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:

Deborah Keedy / Julian Thomson

Stolt Offshore S.A.

UK +44 1932 773767 or +44 1932 773764

US +1 877 603 0267 (toll free)

deborah.keedy@stoltoffshore.com

julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)

Brunswick Group

UK +44 207 404 5959

US +1 212 333 3810

phandley@brunswickgroup.com

egonda@brunswickgroup.com

If no longer wish to receive our press releases please contact:

yvonne.johnson@stoltoffshore.com